TEVA TO ACQUIRE LABRYS BIOLOGICS, INC.: NOVEL MIGRAINE PROPHYLAXIS TREATMENT ADDS
SIGNIFICANT NEW DIMENSION TO TEVA’S GROWING PAIN CARE FRANCHISE

•	Adds LBR-101, Labrys’ Phase IIb anti-CGRP monoclonal antibody for the prevention of chronic and high frequency episodic migraine. Peak sales potential of $2-3 billion.

•	Teva ideally positioned in the transformational pain market with a wide range of new chemical and biologic entities and NTEs to treat a broad spectrum of pain disorders

Jerusalem and San Mateo, CA, June 3, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) and Labrys Biologics, Inc., a privately-held development stage biotechnology company focused on treatments for chronic migraine and episodic migraine, today announced that Teva has entered into a definitive agreement to acquire Labrys, broadening Teva’s array of biotechnology assets and capabilities.

Teva will acquire Labrys for $200 million in upfront payment in cash at closing as well as up to $625 million in contingent payments upon achievement of certain pre-launch milestones. Potential peak sales for LBR-101 are estimated to reach $2 to $3 billion.

With the goal of becoming a global leader in pain by 2020, the Labrys acquisition adds a significant migraine prophylaxis dimension to Teva’s extensive pain care franchise, which includes a range of investigational, approved and marketed treatments for migraine, cancer pain and chronic pain.

Labrys is developing LBR-101, a fully humanized monoclonal antibody that binds to calcitonin gene-related peptide (CGRP) currently in Phase IIb clinical trials for prevention of chronic and episodic migraine. Teva’s acquisition of the LBR-101 program targeting high frequency episodic and chronic migraine clearly complements the recent addition of Zecuity, an innovative therapy for the acute treatment of migraine, obtained through the acquisition of NuPathe. This ability to treat both acute and chronic migraine builds on Teva’s broader pain portfolio, which was recently further strengthened by positive pivotal Phase III results achieved by Teva’s potential abuse-deterrent extended release hydrocodone. The results gave a clear indication, in a clinical setting, of the promise of Teva’s proprietary technology with potential abuse-deterrent properties in a range of opioid medications.

“More than 8.5 million people in the US, EU and Japan (G7) suffer from episodic or chronic migraine requiring preventative treatment, a condition that can destroy their quality of life,” said Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer. “CGRP is a well-validated target in migraine, and Labrys has progressed the development of LBR-101 with scientific rigor and excellence. With its long half-life, target specificity and favorable pharmacokinetic profile allowing for infrequent, and convenient, subcutaneous administration, LBR-101 represents a very exciting biologic product candidate, and much needed option, for the management of this truly debilitating condition.”

“Teva is the ideal company to continue Labrys’ efforts to rapidly advance the LBR-101 program and bring a much needed product to market,” said Steven P. James, Labrys’ President and Chief Executive Officer. “Since closing a Series A investment round in 2013, Labrys has made remarkable strides advancing LBR-101 in a robust Phase 2 development program and attracting a high caliber company in Teva to complete clinical development.”

The closing of this transaction is subject to antitrust clearance and satisfaction of other conditions.

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About LBR-101
LBR-101 (formerly RN-307) is a monoclonal antibody that binds to calcitonin gene-related peptide (CGRP), a well-validated target in migraine. It is currently in Phase IIb clinical trials for prevention of episodic and chronic migraine. LBR-101, originally discovered by Rinat Neuroscience (bought by Pfizer in 2006), was acquired by Labrys from Pfizer in 2012. LBR-101 has successfully completed five Phase I trials with 94 healthy volunteers dosed with active drug. Results were published in Cephalalgia, the official journal of the International Headache Society, in December 2013, and presented at the 2014 annual meeting of the American Academy of Neurology. A sixth Phase 1 study (bridging study) tested IV and subcutaneous doses (24 participants received active medication). Both intravenous and subcutaneous administrations were well tolerated. LBR-101 exhibited a long terminal half-life which supports once-monthly subcutaneous dosing. Most treatment-related adverse events were mild, transient and resolved spontaneously. The maximum tolerated dose has not been identified. LBR-101 was not associated with any clinically relevant patterns of change in vital signs, ECG parameters, or laboratory findings.

Proof of efficacy has been observed for several small-molecule CGRP antagonists in the symptomatic (acute) relief of migraine. However, liver toxicity or formulation difficulties have limited their use in migraine prophylaxis. Chronic migraine is characterized by headaches on at least 15 days per month and high frequency episodic migraine shares many similarities with chronic migraine. Patients with this condition are at a high risk of transformation to chronic migraine, and have similar unmet needs due to a paucity of currently approved preventive medications. These preventive medications require daily use, are not effective in a large percentage of patients, and are commonly associated with adverse events. Consequently, prophylactic treatment of episodic and chronic migraine continues to present considerable challenges, and there remains a significant medical need for new, safe and effective migraine prophylactic treatment options.

About Labrys Biologics
Labrys Biologics is a private, venture-financed development stage biotechnology company focused on the preventive treatment of migraine. Labrys’ lead candidate, LBR-101 (formerly RN-307), is an anti-CGRP monoclonal antibody for the prevention of chronic and high frequency migraine currently in Phase 2b clinical development. In December 2012, Labrys raised a Series A of $31 million backed by venBio, Canaan Partners, InterWest Partners and Sofinnova Ventures. More information is available at www.labrysbiologics.com.

About Teva
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s specialty medicine business focuses on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in LBR -101; the size of the potential market for LBR-101; our ability to consummate and integrate the proposed acquisition; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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